UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-293537), to the extent not superseded by documents or reports subsequently filed or furnished by Zhibao Technology Inc. (the “Company”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Directors and Principal Officers

On August 17, 2026, the board of directors of the Company (the “Board”) accepted the resignations of (i) Ms. Yiyun Dai, Mr. Jun Ma and Ms. Han Tang as members of the Board, (ii) Mr. Botao Ma as the Chief Executive Officer, while continuing to serve as a member of the Board but stepping down as its Chair, and (iii) Mr. Guangtong Ren as Chief Financial Officer and a member of the Board, in each case effective August 17, 2026. None of the resignations was the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Directors and Principal Officers

On the same day, the Board passed the resolution to appoint (i) Ms. Jinmei Guo Hellstroem as the Chief Executive Officer and chair of the Board, and (ii) Ms. Jinyang Gu as the Chief Financial Officer.

On the same day, the Board appointed (i) Mr. Truong Van Tien Anh as (A) an independent director of the Board (the “Independent Director”), (B) chair of the Audit Committee, and (C) a member of each of the Nominating and Corporate Governance Committee, and the Compensation Committee; (ii) Ms. Zongmei Huang as (A) an Independent Director, (B) chair of the Nominating and Corporate Governance Committee and the Compensation Committee, and (C) a member of the Audit Committee; and (iii) Mr. Dixon Perez Dai as (A) an Independent Director, and (B) a member of each of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee.

The Board has determined that each of Mr. Truong Van Tien Anh, Ms. Zongmei Huang and Mr. Dixon Perez Dai qualifies as an independent director under the applicable corporate governance rules of The Nasdaq Stock Market LLC, satisfies the applicable independence requirements for service on the Audit Committee under section 301 of the Sarbanes-Oxley Act of 2002, as amended, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and satisfies the applicable independence requirements for service on the Nominating and Corporate Governance Committee and the Compensation Committee under the Nasdaq listing rules. The Board has determined that Mr. Truong Van Tien Anh qualifies as an “audit committee financial expert” as defined in applicable rules of the United States Securities and Exchange Commission.

The following sets forth certain information concerning the past employment history of the above-mentioned appointed directors and principal officers:

Ms. Jinmei Guo Hellstroem, age 52, serves as our Chief Executive Officer and Chair of the Board. She has served as the director of CIMG Inc. (OTC: CIMG) since June 2024, and the director of Joyer Investment Limited since June 2026. She has served as the chief executive officer of Trend Interior Trading Co., Ltd since January 2014, where she leads overall corporate strategy and day-to-day operations, manages international trade business development and supplier relations, oversees financial planning, budgeting and risk control, builds and lead the executive team, and drives business growth across Europe and Asian markets. She received her master’s degree in business administration from Bohai University in 1997. We believe Ms. Jinmei Guo Hellstroem qualifies to serve as our director because of her extensive experience in management and operations.

Ms. Jinyang Gu, age 41, serves as our Chief Financial Officer. Since January 2017, she has served as the general manager of Henan Jinhui Certified Public Accountants Firm, where she is responsible for managing the overall capital and asset management of group clients, executing full supply chain finance solutions, leading the construction of treasury management systems for multiple industrial entities, and establishing an integrated system of capital management, risk control, investment and financing following listed company financial compliance standards. She received her Master’s Degree in Statistics from Zhengzhou University in 2010.

Mr. Truong Van Tien Anh, age 27, serves as our Independent Director. Since January 2024, he has served as the investor and business advisor of 5999 Import Export Trading JSC., where he provides capital investment support, participates in financial analysis and investment assessment, formulates trade operation strategies, reviews business and operational financial information, and provides business and risk advisory services for cross-border import and export businesses. As the founder and financial manager of Econolabs Co., Ltd. from January 2023 to December 2023, he was responsible for company founding, business framework development, financial management, financial research project planning, budget-related analysis, review and analysis of financial and operational information, team establishment and operational management. He received his master’s degree in Financial Management from Vietnam National University, Hanoi in 2020. We believe Mr. Truong Van Tien Anh qualifies to serve as our director because of his experience in finance, financial management, financial analysis, business risk advisory and overall business management.

Ms. Zongmei Huang, age 54, serves as our Independent Director. Since June 2024, she has served as the director of CIMG, Inc, (OTC: CIMG). Since January 2019, she has served as the chief executive officer of XinRui Technology Co., Limited, where she is responsible for formulating overall corporate strategy, daily operation, financial arrangement, group capital and asset management, global business development and overseas commercial cooperation, She received her master’s degree in business administration from Chu Hai College of Higher Education in 2001. We believe Ms. Zongmei Huang qualifies to serve as our director because of her extensive experience in business operations and asset management.

Mr. Dixon Perez Dai, age 50, serves as our Independent Director. Since January 2019, he has served as the director of Joyer Tech and Information OPC, where he is responsible for board meetings, formulating corporate development strategies, supervising daily operations, reviewing financial conditions and controlling operational risks. From January 2014 to December 2019, he served as the investment portfolio management of Queen’s Road Investment Management Limited, where he was responsible for overall management of investment projects, project progress tracking, risk assessment, client communication and project landing coordination. He received his master’s degree in business administration from University of the Philippines Diliman in 2000. We believe Mr. Dixon Perez Dai qualifies to serve as our director because of his extensive experience in business operations and asset management.

None of the appointed directors and principal officers have any family relationship with any director or executive officer of the Company. Joyer Investment Limited, of which Ms. Jinmei Guo Hellstroem is the sole director and shareholder, purchased an aggregate of 44,200,000 Units of the Company for total consideration of $15,470,000 in the private placement of the Company closed on August 17, 2026. Other than the foregoing, since the beginning of the Company’s last completed fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which any of the appointed directors or principal officers had or will have a direct or indirect material interest requiring disclosure under Item 404(a) of Regulation S-K.

Copies of the forms of the employment agreement, offer letter and indemnification agreement are being furnished as Exhibits 99.1, 99.2 and 99.3 with this Report on Form 6-K. The foregoing descriptions of the employment agreement, offer letter and indemnification agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies, business development, financial condition and results of operations, general economic and business conditions globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. Forward-looking statements speak only as of the date of this Form 6-K. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Employment Agreement
99.2	Form of Offer Letter
99.3	Form of Indemnity Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Jinmei Guo Hellstroem
Name:	Jinmei Guo Hellstroem
Title:	Chief Executive Officer

Date: August 17, 2026

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